Filed by The Titan Corporation

Subject Company: The Titan Corporation

Pursuant to Rule 425 under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Registration Statement File No. 333-109725

Titan Updates Status of Review of International Consultants

San Diego, CA, March 5, 2004 – The Titan Corporation (NYSE: TTN) confirmed today that it has learned of allegations that improper payments were made, or items of value were provided, by consultants for the company or its subsidiaries to foreign officials. The allegations were identified as part of an ongoing review conducted with Lockheed Martin Corporation of payments to Titan’s international consultants in connection with the proposed acquisition of Titan by Lockheed Martin. The alleged payments and provision of items of value, if true, raise questions concerning whether there has been a violation of the Foreign Corrupt Practices Act. Titan also stated that it is reviewing whether the payments to its consultants were accurately reflected on Titan’s books and records.

All of Titan’s international operations, in the aggregate, produced about 2% of Titan’s total revenues of approximately $1.8 billion for the year ended December 31, 2003.

Titan and Lockheed Martin have met with the SEC and the Department of Justice to discuss the allegations of improper payments. As previously announced, the SEC has commenced an investigation into whether payments by Titan were made in violation of applicable law. Earlier today, Titan and Lockheed Martin were informed that the Department of Justice has initiated a criminal inquiry into this matter.

Closing of the proposed transaction is subject to approval of Titan’s stockholders and other conditions set forth in the merger agreement. The Titan stockholders’ meeting for consideration of the merger is scheduled for March 16, 2004. It is possible that the results of the Titan and Lockheed Martin internal reviews, the SEC investigation or the DOJ inquiry may not be completed by that date. If the merger is not completed by March 31, 2004, either Lockheed Martin or Titan may terminate the merger agreement, provided that the party seeking to terminate the agreement is not then in material breach of its obligations under the merger agreement.

Additional Information About the Merger and Where to Find It

Lockheed Martin and Titan have filed a proxy statement/prospectus and other relevant materials with the SEC in connection with the proposed acquisition of Titan by Lockheed Martin. On February 9, 2004, the SEC declared effective the registration statement of which these materials form a part, and the proxy statement/prospectus was mailed on or about February 13, 2004 to the stockholders of record of Titan as of February 9, 2004. Stockholders of Titan and investors are urged to read the proxy statement/prospectus and other relevant materials before making any voting or investment decision with respect to the proposed merger because it contains important information about Lockheed Martin, Titan and the proposed merger. The proxy statement/prospectus and other relevant materials, and any other documents filed by Lockheed Martin or Titan with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov or by contacting Georgeson Shareholder Communications, Inc. at (212) 440-9800. In addition, stockholders and investors may obtain free copies of the documents filed with the SEC by Lockheed Martin by contacting Lockheed Martin Investor Relations, 6801 Rockledge Drive, Bethesda, MD 20817, (301) 897-6598. Stockholders and investors may obtain free copies of the documents filed with the SEC by Titan by contacting Titan Investor Relations, 3033 Science Park Rd., San Diego, CA 92121, (858) 552-9848.

Lockheed Martin and Titan, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies of Titan stockholders in connection with the proposed merger. Stockholders and investors may obtain more detailed information regarding the names, affiliations and interests of those persons in the solicitation by reading the proxy statement/prospectus.

About Titan

Headquartered in San Diego, The Titan Corporation is a leading provider of comprehensive information and communications systems solutions and services to the Department of Defense, intelligence agencies, and other federal government customers. As a provider of national security solutions, the company has approximately 12,000 employees and annualized sales of approximately $2.0 billion.

Forward-Looking Statements

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: The statements contained in this release, which are not historical facts, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those set forth in or implied by forward-looking statements. These risks and uncertainties include risks associated with the proposed merger between Titan and Lockheed Martin and other risks described in the companies’ Securities and Exchange Commission filings.

Media Contact: Wil Williams, Vice President Corporate Communications (858) 552-9724

or wwilliams@titan.com

Investor Relations Contact: Laura Catalino, Vice President Investor Relations (858) 552-9848

or invest@titan.com

If you would like to receive press releases via electronic mail, please contact

invest@titan.com

Press Releases And Other Titan Information Are Available On The Titan Corporation’s

World Wide Web site: http://www.titan.com